UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Jernigan Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

476405105

(CUSIP Number)

March 13, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 476405105	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON: SS Growth Operating Partnership II, L.P. 83-1904374
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,466,214
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,214
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,214
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 476405105	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON: Strategic Storage Growth Trust II, Inc. 83-1893371
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,466,214
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,214
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,214
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 476405105	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON: SS Growth Advisor II, LLC 83-1933590
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,466,214 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,214 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,214 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 476405105	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON: SmartStop REIT Advisors, LLC 84-2447249
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,466,214 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,214 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,214 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 476405105	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON: SmartStop TRS, Inc. 46-1746121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,466,214 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,214 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,214 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 476405105	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON: SmartStop OP, L.P. 46-1733955
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,466,214 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,214 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,214 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 476405105	13G	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON: SmartStop Self Storage REIT, Inc. 46-1722812
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,466,214 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,214 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,214 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 476405105	13G	Page 9 of 13 Pages

ITEM 1(a).     NAME OF ISSUER:

Jernigan Capital, Inc.

ITEM 1(b).     ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6410 Poplar Avenue

Suite 650

Memphis, Tennessee 38119

ITEM 2(a).     NAME OF PERSON FILING:

This statement on Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	SS Growth Operating Partnership II, L.P., the operating partnership of the Company (as defined below) (the “Operating Partnership”);

(ii)	Strategic Storage Growth Trust II, Inc., the general partner of the Operating Partnership (the “Company”);

(iii)	SS Growth Advisor II, LLC, the Company’s advisor (the “Advisor”);

(iv)	SmartStop REIT Advisors, LLC, the sole member of the Advisor (“SmartStop REIT Advisors”);

(v)	SmartStop TRS, Inc., the sole member of SmartStop REIT Advisors (“SmartStop TRS”);

(vi)	SmartStop OP, L.P., the sole stockholder of SmartStop TRS (“SmartStop OP”); and

(vii)	SmartStop Self Storage REIT, Inc., the general partner of SmartStop OP (“SmartStop REIT”).

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G is located at 10 Terrace Road, Ladera Ranch, California 92694.

ITEM 2(c).     CITIZENSHIP:

(i)	the Operating Partnership	a Delaware limited partnership
(ii)	the Company	a Maryland corporation
(iii)	the Advisor	a Delaware limited liability company
(iv)	SmartStop REIT Advisors	a Delaware limited liability company
(v)	SmartStop TRS	a Delaware corporation
(vi)	SmartStop OP	a Delaware limited partnership
(vii)	SmartStop REIT	a Maryland corporation

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).     CUSIP Number:

476405105

CUSIP No. 476405105	13G	Page 10 of 13 Pages

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)  ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)  ☐  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  ☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)  ☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.     OWNERSHIP:

The information in items 1, 5 through 9, and 11 on the preceding cover pages (pgs. 2 through 8) of this statement on Schedule 13G is hereby incorporated by reference. The Operating Partnership directly owns the shares of Common Stock to which this statement on Schedule 13G relates, which the Operating Partnership acquired through a series of open market purchases. Due to that certain advisory agreement, dated October 26, 2018, by and among the Company, the Operating Partnership, and the Advisor, as amended (the “Advisory Agreement”), which grants the Advisor the power to direct the day-to-day management, operation, and policies of the Company—subject to the express limitations set forth in the Advisory Agreement and the continuing and exclusive authority of the Company’s board of directors over the management of the Company—the Advisor, SmartStop REIT Advisors, SmartStop TRS, SmartStop OP, and SmartStop REIT may each be deemed to be beneficial owners of the shares of Common Stock owned directly by the Operating Partnership. The Advisor, SmartStop REIT Advisors, SmartStop TRS, SmartStop OP, and SmartStop REIT hereby disclaim beneficial ownership of the shares of Common Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.  ☐

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

CUSIP No. 476405105	13G	Page 11 of 13 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 476405105	13G	Page 12 of 13 Pages

ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

SS GROWTH OPERATING PARTNERSHIP II, L.P.	SMARTSTOP TRS, INC.

By: Strategic Storage Growth Trust II, Inc., its General Partner
/s/ H. Michael Schwartz
H. Michael Schwartz Executive Chairman
/s/ H. Michael Schwartz
H. Michael Schwartz Chief Executive Officer	SMARTSTOP OP, L.P.

STRATEGIC STORAGE GROWTH TRUST II, INC.	By: SmartStop Self Storage REIT, Inc. its General Partner

/s/ H. Michael Schwartz
/s/ H. Michael Schwartz	H. Michael Schwartz Executive Chairman
H. Michael Schwartz Chief Executive Officer

SS GROWTH ADVISOR II, LLC	SMARTSTOP SELF STORAGE REIT, INC.

/s/ H. Michael Schwartz	/s/ H. Michael Schwartz
H. Michael Schwartz Executive Chairman	H. Michael Schwartz Executive Chairman

SMARTSTOP REIT ADVISORS, LLC

/s/ H. Michael Schwartz
H. Michael Schwartz Executive Chairman

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of Jernigan Capital, Inc., a Maryland corporation. This Joint Filing Agreement shall be filed as an exhibit to such Statement.

Dated: March 23, 2020

SS GROWTH OPERATING PARTNERSHIP II, L.P	SMARTSTOP TRS, INC.

By: Strategic Storage Growth Trust II, Inc., its General Partner	/s/ H. Michael Schwartz
H. Michael Schwartz Executive Chairman

/s/ H. Michael Schwartz	SMARTSTOP OP, L.P.
H. Michael Schwartz Chief Executive Officer	By: SmartStop Self Storage REIT, Inc. its General Partner

STRATEGIC STORAGE GROWTH TRUST II, INC.	/s/ H. Michael Schwartz H. Michael Schwartz Executive Chairman
/s/ H. Michael Schwartz
H. Michael Schwartz Chief Executive Officer	SMARTSTOP SELF STORAGE REIT, INC.

SS GROWTH ADVISOR II, LLC	/s/ H. Michael Schwartz H. Michael Schwartz Executive Chairman
/s/ H. Michael Schwartz H. Michael Schwartz
Executive Chairman

SMARTSTOP REIT ADVISORS, LLC

/s/ H. Michael Schwartz
H. Michael Schwartz Executive Chairman